

September 13, 2012

Via E-mail
Debra P. Crawford
Senior Vice President and Chief Financial Officer
Santarus, Inc.
3721 Valley Centre Drive, Suite 400
San Diego, CA 92130

      Re: Santarus, Inc.
                 Form 10-K for the Fiscal Year Ended December 31, 2011
                 Filed March 5, 2012
                 Form 10-Q for the Quarterly Period Ended June 30, 2012
                 Filed August 7, 2012
                 File No. 000-50651

Dear Ms. Crawford:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Financial Statements
Notes to Consolidated Financial Statements
3. Significant Agreements, page F-21

1. Please provide us an analysis of how you concluded that the commercialization agreement with Depomed and the license agreement with CHRP and Shore qualified as business combinations under ASC 805. Please include the inputs and processes acquired that you identified in your analysis. Provide us reference to the authoritative literature on which you relied.

Form 10-Q for the quarterly period ended June 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Revenue Recognition
Product Sales, Net, page 16

2. Please provide us proposed disclosure to be included in future periodic reports to describe why actual returns were higher than originally estimated for Cycloset in 2012. Please provide details from your analysis of product expiration dating and actual product returns history that support the increase in estimate of Cycloset product returns was not reasonably known until the second quarter of 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant